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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED SEP 23 2004 WASH. D.C. 185

SEC FILE NUMBER
8- 51160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/28/03 (MM/DD/YY) AND ENDING 6/25/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShareBuilder Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 120th Avenue NE
(No. and Street)

Bellevue (City) WA (State) 98005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carrie Casanas VP Operations 425-451-4440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carrie Casanas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ShareBuilder Securities Corporation, as of June 25, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA CHRISTENSEN
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
JULY 20, 2007

Donna Christensen
Notary Public

Carrie Casanas
Signature

VP Operations
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXHIBIT H

September 9, 2004

NASD

Ms. Shirley Parker
Director, Fiduciary Administration
Sharebuilder Securities Corporation
1445 120th Avenue, NE
Bellevue, WA 98005

Via facsimile: 425-467-7595
and Regular Mail

RE: ANNUAL AUDIT REVIEW

Dear Ms. Parker:

This acknowledges receipt of your June 25, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A reconciliation between the original FOCUS filing and the amended FOCUS filing, reflecting the firm's independent auditors adjustments.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section tilted SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submission must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to the matter by **September 17, 2004**. If you have any questions, feel free to contact myself or Michael Lewis at 206-624-0790.

Sincerely,

Dale R. Perez
Special Investigator

Enclosure: Form X-17A-5 Part III Facing Page

Cc: Securities and Exchange Commission, Los Angeles Regional Office
Ernst & Young LLP, Certified Public Accountant

Exhibit B
Reconciliation Pursuant to Rule 17a-5

ShareBuilder Securities Corporation
Focus Balsheet, Net Cap Calculation and AI
For the Period June 2004
"June Ammended" Focus report filed on 7/19/04.
"June Audit" Focus report filed on 8/30/04.

Assets		Allowable	Non-Allowable	JUNE AMMENDED	JUNE AUDIT	DIFFERENCE	Description
1	Cash	5,848,648	300	5,848,948	5,848,948	-	
2	Cash Segregated	200,000		200,000	200,000	-	
3	Receivable from Clearing			-	-		
	A. Failed to Deliver			-	-		
	B. Securities Borrowed			-	-		
	C. Omnibus accts	38,561		38,561	38,562	(1)	
	D. Clearing Organizations		25,000	25,000	25,000	-	
	E. Other			-	-		
4	Receivable from Customers			-	-		
	A. Securities Accts			-	-		
	Cash/fully secured	5,927		5,927	5,927	-	
	Partly secured	37	10	47	47	-	
	Unsecured		4,694	4,694	4,694	-	
	B. Commodity accts			-	-		
	C. Allowance for doubtful			-	-		
5	Receivables from Non-Customers			-	-		
	A. Cash/fully secured			-	-		
	B. Partly secured			-	-		
6	Securities Purch agreements to resell			-	-		
7	Securities Owned, Mkt Value			-	-		
	A. Bankers Acceptance, CD, CP	-				-	
	B. US/Canadian Gov't Obligations					-	
	C. State/Municipal Gov't Obligations					-	
	D. Corporate Obligations					-	
	E. Stocks and Warrants	999,475				-	
	F. Options	10,220				-	
	G. Arbitrage					-	
	H. Other Securities	1,604,717			1,599,829		
	I. Spot commodities					-	
	J. Total Inventory			2,614,412	2,609,524	4,888	Mark-to-market on investment account.
8	Securities Owned, Not Marketable			-	-		
	A. At Cost			-	-		
	B. At Estimated Fair Value			-	-		
9	Other Investments, Not Marketable			-	-		
	A. At Cost			-	-		
	B. At Estimated Fair Value			-	-		
10	Securities Borrowed, subordination agreements, at Mkt Value			-	-		
	A. Exempted Securities			-	-		
	B. Other			-	-		
11	Secured Demand Notes -mkt value of collateral			-	-		
	A. Exempted Securities						
	B. Other						
12	Membership in Exchanges			-	-		
	A. Owned, at mkt value					-	
	B. Owned, at cost					-	
	C. Contributed for use of company, mkt value					-	

Exhibit B
Reconciliation Pursuant to Rule 17a-5

		AI	Non-AI	Total	Total		
13	Investment in/Receivable from affiliates			-	-		
14	Property/furniture/equipment			-	-		
15	Other Assets			-	-		
	A. Dividends and interest receivables					-	
	B. Free shipments					-	
	C. Loans and Advances					-	
	D. Misc		1,322,792	1,322,792	1,273,884	48,908	Reclass Prepaid Expense to Liability - payment not made ye
	E. Collateral accepted under SFAS 140					-	
	F. SPE Assets			-	-		
16	Total Assets	8,707,585	1,352,796	10,060,381	10,006,586	53,795	Total
Liabilities		AI	Non-AI	Total	Total	-	
17	Bank Loans Payable			-	-		
	A. Includable in "formula for Reserve"					-	
	B. Other					-	
18	Securities Sold under Repurchase			-	-		
19	Payable to Clearing Org			-	-		
	A. Failed to Receive			-	-		
	B. Securities Loaned			-	-		
	C. Omnibus Accounts			-	-		
	D. Clearing Orgs			-	-		
	E. Other			-	-		
20	Payable to Customers			-	-		
	A. Securities Accts, include free credits	21,947		21,947	21,947	-	
	B. Commodities Accts			-	-		
21	Payable to Non Customers			-	-		
	A. Securities Accts					-	
	B. Commodities Accts					-	
22	Securities Sold, Not Yet Purchased		115,183	115,183	115,183	-	
23	A/P and Other Accrued Liabilities			-	-		
	A. Drafts Payable					-	
	B. A/P	905,043		905,043	905,043	-	
	C. Income Taxes Payable					-	
	D. Deferred Income Taxes					-	
	E. Accrued Expenses & Other	3,661,363		3,661,363	3,416,260	245,103	Adjustment to marketing liability based on receipt of vendor confirmation; adjustment to salary and benefit related accruals based on 'actuals paid' in July.
	F. Other					-	
	G. Obligation to return securities					-	
	H. SPE Liabilities					-	
24	Notes & Mortgages Payable			-	-		
	A. Unsecured					-	
	B. Secured					-	
25	Liabilities Subordinated to Claim of Gnrl Creditor			-	-		
	A. Cash Borrowings					-	
	1. From outsiders					-	
	2. Includes equitiy subordination					-	
	B. Securities Borrowings, at mkt value					-	
	1. From outsiders					-	
	C. Pursuant to secured demand note collateral					-	
	1. From outsiders					-	
	2. Includes equitiy subordination					-	

Exhibit B
Reconciliation Pursuant to Rule 17a-5

	D. Exchange memberships contributed for company - mkt value					-	
	E. Accounts and other borrowings not qualified for net cap purposes					-	
26	Total Liabilities	4,588,353	115,183	4,703,536	4,458,433	245,103	Total
						-	
Equity						-	
27	Sole Proprietorship					-	
28	Partnership					-	
29	Corporation					-	
	A. Preferred Stock					-	
	B. Common Stock			350,000	350,000	-	
	C. APIC			23,398,481	23,398,481	-	
	D. RE			(18,391,636)	-18,200,328	(191,308)	Due to changes noted above.
	E. Total			5,356,845	5,548,153	(191,308)	Due to changes noted above.
	F. Less treasury stock			-	-		
30	Total Ownership Equity			5,356,845	5,548,153	(191,308)	Due to changes noted above.
31	Total Liabilities & Ownership Equity			10,060,381	10,006,586	53,795	Due to changes noted above.
						-	
35	Income - current month only			269,105	460,412	(191,307)	Due to changes noted above.
						-	
						-	
Computation of Net Capital						-	
						-	
1	Total Ownership Equity			5,356,845	5,548,153	(191,308)	Due to changes noted above.
2	OE Not Allowable			-	-		Due to changes noted above.
3	Total Qualified OE			5,356,845	5,548,153	(191,308)	
4	Add:					-	
	A. Liabilities Subordinated....			-	-		
	B. Other Deduct or Allowable Credits			-	-		
5	Total Capital and Allowable sub liab			5,356,845	5,548,153	(191,308)	Due to changes noted above.
6	Deductions and/or Charges:					-	
	A. Total Non Allowable Assets	1,352,796			1,303,888		
	1. Add'l charges for customers' sec acct					-	
	2. Add'l charges for cust & non-cust commodity					-	
	B. Aged Failed to Deliver	-				-	
	C. Aged short security.....	-				-	
	D. Secured Demand Note Defficiency	-				-	
	E. Commodity Futures contracts...	-				-	
	F. Other Deduct/charges	-				-	
	G. Deductions for 15c3-1	-				-	
	H. Total Deductions and/or Charges			1,352,796	1,303,888	48,908	See note for 15D above (cell I58)
7	Other Additions/Credits			-	-		
8	Net Capital Before Haircuts			4,004,049	4,244,265	(240,216)	Calculation
9	Haircuts on Securities:	**These haircut amounts pull in from the "Haircut" detail worksheet**				-	
	A. Contractual securities commitments	-				-	
	B. Subordinated securities borrowings	-				-	
	C. Trading and Investment Securities	-				-	
	1. BA/CD/CP	-				-	
	2. US/Canadian Gov't	-				-	
	3. State/Munic Gov't	-				-	
	4. Corporate Obligations	-				-	
	5. Stocks/Warrants	158,427				-	
	6. Options	124,225				-	
	7. Arbitrage	-				-	

	8. Other	-				-	
	D. Undo Concentration	-				-	
	E. Other					-	
	Money Market	115,535				-	
	Money Market-Other	240,708	239,975	(638,895)	-638,162	(733)	See note for 7J (cell I7)
						-	
10	Net Capital			3,365,154	3,606,103	(240,949)	Calculation
						-	
11	Minimum Net Cap Required	0.066667		297,059	280,718	16,341	Calculation
12	Minimum Dollar Net Cap			250,000	250,000	-	
13	Net Cap Requirement			297,059	280,718	16,341	Calculation
14	Excess Net Cap			3,068,095	3,325,384	(257,289)	Calculation
15	Excess Net Cap at 1000%			2,919,568	3,185,027	(265,459)	Calculation
						-	
						-	
Computation of Aggregate Indebtedness						-	
16	Total AI Liabilities			4,588,353	4,343,250	245,103	Due to changes noted above.
17	Add:					-	
	A. Drafts for immediate credit					-	
	B. Mkt value sec borrowed					-	
	C. Other unrecorded amts.			-	-		
18	Deduct Adj Special Reserve			132,495	132,495	-	
19	Total Aggregate Indebtedness			4,455,858	4,210,755	245,103	Calculation
20	Percent AI to Net Cap			1.32	1.17	0.15	Calculation
21							
	STATEMENT OF INCOME (LOSS)						
	Revenue						
1	Commissions						
	a. Commissions on transactions in exchange listed equity securities executed on an exchange			3,157,421.00	3,157,421.00	-	
	b. Commissions on transactions in exchange listed equity securities executed over the counter			4,018,536.00	4,018,536.00	-	
	e. Total securities commissions			7,175,957.00	7,175,957.00	-	
3	Gains or losses on firm securities investment accounts					-	
	a. Includes realized gains (losses)			15,573.00	15,573.00	-	
	b. Includes unrealized gains (losses)			(38,501.00)	(43,388.00)	4,887.00	Mark-to-market on investment account.
6	*Revenue from sale of investment Company* shares			73,483.00	73,483.00	-	
7	Fees for account supervision, investment advisory and administrative services			215,346.00	215,346.00	-	
11	Other revenue			225,065.00	225,065.00	-	
12	Total revenue			7,666,923.00	7,662,036.00	4,887.00	Calculation
	Expenses						
14	Clerical and administrative employees' expenses			1,963,591.00	1,914,744.00	48,847.00	adjustment to salary and benefit related accruals based on 'actuals paid' in July.
18	Clearance paid to non-brokers			1,178,248.00	1,178,248.00	-	
19	Communications			182,981.00	182,981.00	-	
20	Occupancy and equipment costs			461,092.00	461,092.00	-	
21	Promotional costs			2,167,120.00	2,019,773.00	147,347.00	Adjustment to marketing expense based on receipt of vendor confirmation

Exhibit B
Reconciliation Pursuant to Rule 17a-5

22	Interest expense	28.00	28.00	-	
23	Losses in error account and bad debts	24,837.00	24,837.00	-	
24	Data processing costs (including service bureau service charges)	231,178.00	231,178.00	-	
25	Non-recurring charges	130,626.00	130,626.00	-	
26	Regulatory fees and expenses	24,056.00	24,056.00	-	
27	Other expenses	988,144.00	988,144.00	-	
28	Total Expenses	7,351,901.00	7,155,707.00	196,194.00	Calculation
	Net Income				
29	Income (loss) before Federal income taxes and items below	315,022.00	506,329.00	(191,307.00)	Calculation
34	Net income (loss) after Federal income taxes and extraordinary items	315,022.00	506,329.00	(191,307.00)	Calculation
	Monthly Income				Calculation
35	Income (current monthly only) before provisiion for Federal income taxes and extraordinary items	269,105.00	460,412.00	(191,307.00)	Calculation